Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of Adams Resources & Energy, Inc. (the “Company”) capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware General Corporation Law, the Company’s certificate of incorporation, as amended, and bylaws.

Authorized Capital Stock. The Company’s authorized capital stock consists of 7,50,000,000 shares of common stock, par value $0.10 per share, and 960,000 shares of preferred stock, par value $1.00 per share.

Voting Rights. The holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the candidates standing for election. The holders of a majority of the stock issued and outstanding and entitled to vote shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute.

Dividends. Holders of the Company’s common stock will be entitled to receive such dividends as may from time to time be declared by the Company’s board of directors out of funds legally available for the payment of dividends. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the certificate of incorporation, as amended. If the Company issues preferred stock in the future, payment of dividends to holders of common stock may be subject to the rights of holders of preferred stock with respect to payment of preferential dividends, if any.

Liquidation Rights. If the Company is liquidated, dissolved or wound up, the holders of the Company’s common stock will share pro rata in the Company’s assets after satisfaction of all of its liabilities and the prior rights of any outstanding class of preferred stock.

Miscellaneous. The outstanding shares of common stock are fully paid and nonassessable. The common stock has no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable thereto.

Trading Symbol. The Company’s common stock is listed on the New York Stock Exchange under the symbol “AE.”

Transfer Agent and Registrar. The transfer agent and registrar for the Company’s common stock is Broadridge Corporate Issuer Solutions, Inc.